Exhibit 99.27

No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this document. Any representation to the contrary is an offence. This offering may not be suitable for you and you should only invest in it if you are willing to risk the loss of your entire investment. In making this investment decision, you should seek the advice of a registered dealer.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) or any applicable securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act). Accordingly, these securities may not be offered, sold or delivered, directly or indirectly, within the United States unless registered under the U.S. Securities Act and any applicable securities laws of any state of the United States or unless an exemption from such registration requirements is available. This offering document does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States.

OFFERING DOCUMENT UNDER THE LISTED ISSUER FINANCING EXEMPTION

SEPTEMBER 8, 2025

MAYFAIR GOLD CORP.

(the “Company”)

SUMMARY OF OFFERING

What are we offering?

Offering:

Best efforts private placement (the “Offering”) of up to 21,213,000 common shares (each, an “Offered Share”).

The Offered Shares will be offered for sale by way of private placement in each of the provinces of Canada, other than Québec, pursuant to the Listed Issuer Financing Exemption (as defined herein).

The Offered Shares issued under the Listed Issuer Financing Exemption to Canadian resident subscribers will not be subject to a hold period in Canada.

Description of the Offered Shares:

The holders of the Offered Shares will be entitled to receive notice of and attend all meetings of the shareholders of the Company and will be entitled to one vote in respect of each Offered Share held at such meetings. In the event of liquidation, dissolution or winding-up of the Company, the holders of Offered Shares will be entitled to share rateably in the remaining property or assets of the Company.

Agents’ Option:

The Company will grant the Agents (as defined herein) an option (the “Agents’ Option”) to increase the size of the Offering by up to $5,001,150, exercisable, in whole or in part, by the Agents giving written notice of the exercise of the Agents’ Option to the Company at any time up to 48 hours prior to the time of closing of the Offering.

Offering Price:	$1.65 per Offered Share.

Offering Amount:	Gross proceeds of $35,001,450 ($40,002,600 in the event that the Agents’ Option is exercised in full).

Closing Date:

The closing of the Offering is expected to occur on or about September 16, 2025, but not later than 45 days of the date hereof, or such other date or dates as may be determined by the Company and the Lead Agent (as defined herein), on behalf of the Agents, and as permitted under applicable securities laws (the “Closing Date”).

Exchange:

The common shares in the capital of the Company (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “MFG”, on the OTCQX® Market (the “OTCQX”) under the symbol “MFGCF” and on the Frankfurt Stock Exchange (the “FRA”) under the symbol “9M5”.

Last Closing Price:	On September 5, 2025, the last trading day prior to the date of this offering document, the closing price of the Common Shares on the TSXV was $1.80, on the OTCQX was US$1.31 and on the FRA was €1.03.

The Company is conducting a listed issuer financing under section 5A.2 of National Instrument 45-106 – Prospectus Exemptions, as amended and supplemented by Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the “Order”) (the “Listed Issuer Financing Exemption”). In connection with the Offering, the Company represents the following is true:

•	the Company has active operations and its principal asset is not cash, cash equivalents or its exchange listing;

•	the Company has filed all periodic and timely disclosure documents that it is required to have filed;

•	the Company is relying on the exemptions in the Order and is qualified to distribute securities in reliance on the exemptions included in the Order;

•

the total dollar amount of the Offering, in combination with the dollar amount of all other offerings made under the listed issuer financing exemption and under the Order in the 12 months immediately preceding the date of the news release announcing the Offering, will not exceed $50,000,000;

•

the Company will not close the Offering unless the Company reasonably believes it has raised sufficient funds to meet its business objectives and liquidity requirements for a period of 12 months following the distribution; and

•

the Company will not allocate the available funds from the Offering to an acquisition that is a significant acquisition or restructuring transaction under securities law or to any other transaction for which the issuer seeks security holder approval.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering document contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “anticipates”, “believes”, “estimates” and similar expressions, or the negatives of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will” be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this offering document speak only as of the date of this offering document or as of the date specified in such statement. Specifically, this offering document includes, but is not limited to, forward-looking statements regarding: the Company’s expectations with respect to the use of proceeds and the use of the available funds following completion of the Offering, the completion of the Offering, if it is to be completed at all, the expected Closing Date, the expected compensation for the Agents, the estimated mineral resources, the design, development and execution of the Fenn-Gib Project (as defined herein), the timing for completion of the PFS (as defined herein), and the advancement of the Fenn-Gib Project to operation and the timing thereof.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the ability of the Company to predict or control. These risks, uncertainties and other factors include, but are not limited to, the inability of the Company to complete the Offering on the terms proposed (or at all); the inability of the Company to obtain required regulatory and stock exchange approvals with respect to the Offering; mineral exploration, price volatility, changes in debt and equity markets, timing and availability of external financing on acceptable terms, the uncertainties involved in interpreting geological data and confirming title to the Company’s properties, the possibility that future exploration results will not be consistent with the Company’s expectations, increases in costs, environmental compliance, changes in environmental and other local legislation and regulation, interest rate and exchange rate fluctuations, changes in economic and political conditions and other risks involved in the minerals exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in the offering document. Such statements are based on a number of assumptions about the following: the availability of financing for the Company’s exploration and development activities; operating and exploration costs; the Company’s ability to retain and attract skilled staff; timing of the receipt of regulatory and governmental approvals for exploration projects and other operations; market competition; and general business and economic conditions.

Forward-looking statements may be affected by known and unknown risks, uncertainties and other factors including without limitation, those referred to in this offering document that may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

CURRENCY

Unless otherwise indicated, all references to “$”, “C$” or “dollars” in this offering document refer to Canadian dollars, which is the Company’s functional currency.

QUALIFIED PERSON

Technical information in this offering document has been approved by Drew Anwyll, P.Eng., Chief Operating Officer of the Company, an independent ‘Qualified Person’ as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

SUMMARY DESCRIPTION OF BUSINESS

What is our business?

The Company is an exploration stage company primarily focused on advancing the 100% owned Fenn-Gib gold project (the “Fenn-Gib Project”) in the Timmins region of Northern Ontario. The Fenn-Gib Project hosts an open pit constrained mineral resource estimate with an effective date of September 3, 2024 with an estimated indicated mineral resource of 181.3 million tonnes containing 4.3 million ounces at a grade of 0.74 g/t Au and an estimated inferred mineral resource of 8.92 million tonnes containing 0.14 million ounces at a grade of 0.49 g/t Au at a 0.30 g/t Au cut-off grade. The Fenn-Gib Project is the only mineral project considered to be material to the Company. See the Company’s news release dated September 10, 2024, for further information.

Further information about the Company can be found in the Company’s regulatory filings available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.mayfairgold.ca.

Recent developments

In May 2025, the Company completed a metallurgical test program to advance the pre-feasibility study (the “PFS”) for the Fenn-Gib Project which is based on a 4,800 tonne-per-day process plant supported by an open pit mining operation targeting a high-grade starter zone of mineralization. The results from this successful metallurgical test program, along with the near-term development of improved geological modeling (alteration, lithological and structural interpretation) are expected contribute to the PFS scheduled to be completed by the end of 2025. See the Company’s news release dated May 27, 2025, for further information.

Material facts

There are no material facts about the securities being distributed that have not been disclosed in this offering document or in any other document filed by the Company in the 12 months preceding the date of this offering document.

What are the business objectives that we expect to accomplish using the available funds?

The Company expects to use available funds to advance metallurgical and detailed engineering work at the Fenn-Gib Project, and for working capital and general corporate purposes.

USE OF AVAILABLE FUNDS

What will our available funds be upon the closing of the Offering?

The following table discloses what the Company’s available funds are expected to be after the Offering.

		Assuming 100% of the Offering and the Agents’ Option is not Exercised			Assuming 100% of the Offering and the Agents’ Option is Exercised in Full
A	Amount to be raised by the Offering		$35,001,450			$40,002,600
B	Selling commissions and fees		$2,100,087	(1)		$2,400,156	(1)
C	Estimated offering costs (e.g., legal, accounting, audit)		$275,000			$275,000
D	Net proceeds of offering (D = A - (B + C))		$32,626,363			$37,327,444
E	Working capital as at most recent month end		$5,000,000			$5,000,000
F	Additional sources of funding	$	Nil		$	Nil

G	Total available funds: (G = D + E + F)		$37,626,363			$42,327,444

(1)	Assuming there are no President’s List (as defined herein) purchasers.

How will we use the available funds?

The following table provides a detailed breakdown of how the Company expects to use the available funds.

Intended Use of Available Funds	Assuming 100% of the Offering and the Agents’ Option is not Exercised	Assuming 100% of the Offering and the Agents’ Option is Exercised in Full
Metallurgical and detailed engineering at the Fenn-Gib Project	$25,000,000	$25,000,000
Working capital and general corporate purposes	$12,626,363	$17,327,444

Total:	$37,626,363	$42,327,444

The above noted allocation represents the Company’s current intentions with respect to its use of proceeds based on current knowledge, planning and expectations of management of the Company. Although the Company intends to expend the proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above, as the amounts actually allocated and spent will depend on a number of factors, including the Company’s ability to execute on its business plan and financing objectives. The Company has had negative cash flow from operating activities and reported a loss for the year ended December 31, 2024.

The Company is in the exploration stage and, as such, the recoverability of amounts for exploration and evaluation of assets is dependent upon its ability to generate future cash flows and/or obtain additional financing to complete their development and upon future profitable production or proceeds from the disposition thereof. The Offering is intended to permit the Company to continue to advance work on the Fenn-Gib Project, including finalization of the PFS, metallurgical and detailed engineering work and will further provide the Company with the continued ability to operate as a going concern.

How have we used the other funds we have raised in the past 12 months?

On October 17, 2024, the Company raised gross proceeds of $6,012,000 from the sale, on a private placement basis, of 3,340,000 Common Shares at a price of $1.80 per share. The net proceeds have been used for exploration activities at the Fenn-Gib Project, and for working capital and general corporate purposes, as further described below.

Description of Use of Funds	Intended Use of Funds	Actual Use of Funds	Variance
Exploration at the Fenn-Gib Project	$4,207,706	$4,207,706
Working capital and general corporate purposes	$1,668,755	$1,668,057	Proportionally no variance.

Total:	$5,876,461	$5,875,763

FEES AND COMMISSIONS

Who are the dealers or finders that we have engaged in connection with the Offering, if any, and what are their fees?

The Company has engaged Beacon Securities Limited (the “Lead Agent”), as lead agent and sole bookrunner, for and on behalf of a syndicate of agents to be formed (together with the Lead Agent, the “Agents”) in connection with the Offering. The Company has agreed to, on the Closing Date, (a) pay the Agents a cash fee equal to 6.0% of the gross proceeds of the Offering (the “Commission”), and (b) issue the Agents compensation options (the “Compensation Options”) in an amount equal to 6.0% of the number of Offered Shares issued pursuant to the Offering. Each Compensation Option will entitle the holder thereof to subscribe for one Common Share at the Offering Price for a period of 24 months following the Closing Date. Notwithstanding the foregoing, the Commission payable to, and the Compensation Options issuable to, the Agents shall be reduced to 3.0% in respect of any Offered Shares subscribed for by persons identified by the Company and agreed to by the Lead Agent pursuant to a president’s list (the “President’s List”), for aggregate gross proceeds not exceeding $5,000,000.

Does the Lead Agent have a conflict of interest?

To the knowledge of the Company, it is not a “related issuer” or a “connected issuer” of the Lead Agent, as such terms are defined in National Instrument 33-105 – Underwriting Conflicts.

PURCHASERS’ RIGHTS

Rights of Action in the Event of a Misrepresentation

If there is a misrepresentation in this offering document, you have a right:

(a)	to rescind your purchase of these securities with the Company, or

(b)	to damages against the Company and may, in certain jurisdictions, have a statutory right to damages from other persons.

These rights are available to you whether or not you relied on the misrepresentation. However, there are various circumstances that limit your rights. In particular, your rights might be limited if you knew of the misrepresentation when you purchased the securities.

If you intend to rely on the rights described in paragraph (a) or (b) above, you must do so within strict time limitations.

You should refer to any applicable provisions of the securities legislation of your province or territory for the particulars of these rights or consult with a legal adviser.

ADDITIONAL INFORMATION

Where can you find more information about us?

The Company’s continuous disclosure filings are available under the Company’s profile on SEDAR+ at www.sedarplus.ca. For further information regarding the Company, visit our website at www.mayfairgold.ca.

CERTIFICATE

Dated: September 8, 2025

This offering document, together with any document filed under Canadian securities legislation on or after September 8, 2024, contains disclosure of all material facts about the securities being distributed and does not contain a misrepresentation.

MAYFAIR GOLD CORP.

By:	(signed) “Nicholas Campbell”
Name:	Nicholas Campbell
Title:	Chief Executive Officer

By:	(signed) “Darren Prins”
Name:	Darren Prins
Title:	Interim Chief Financial Officer